[LETTERHEAD OF WINSTON & STRAWN LLP]
December 4, 2006
BY EDGAR AND HAND DELIVERY

Mr. Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IPG Photonics Corporation Registration Statement on Form S-1
Dear Mr. Mancuso:
     On behalf of IPG Photonics Corporation (the “Company”), we enclose for your review Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-136521), which was originally filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2006. The Company filed Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 (“Amendment No. 4”) to the Registration Statement with the Commission on September 27, 2006, October 18, 2006, November 14, 2006 and November 24, 2006, respectively.
     An electronic version of Amendment No. 5 was filed today with the Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), through the Commission’s electronic data gathering, analysis and retrieval system. Amendment No. 5 reflects changes to the Registration Statement made in response to the Staff’s comments on Amendment No. 4 contained in the Staff’s letter to the Company dated November 29, 2006 (the “Letter”) and additional changes updating the Company’s prior disclosure.
     For your convenience, we have enclosed four marked copies of Amendment No. 5 showing the changes made to Amendment No. 4. In addition, we have set forth below, on a supplemental basis, the Company’s responses to the comments contained in the Letter. For convenience of reference, the text of the Staff’s comments has been reproduced herein.
General
1.	We understand from your counsel that your Regulation D filing on October 2, 2006 relates to option grants made to your officers and directors during 2006. Please tell us where you have disclosed such option grants in your prospectus.

The Company has expanded the disclosure on page 77 of the prospectus in response to the Staff’s comment. The added disclosure relates to all of the option grants that were covered by the Company’s October 2, 2006 Regulation D filing.
We are subject to various environmental laws, page 17
2.	We note your response to prior comment 1. We also note, however, that your disclosure that you could “incur other significant expenses in order to remain in compliance with such laws and regulations” continues to imply that you may incur significant expenses as a result of your compliance with current laws. If still true, please revise your disclosure so that it is consistent with your prior response to comment 1 that you do not believe the costs to maintain compliance with current environmental laws to be material. If you do believe that you will incur significant costs in order to remain in compliance with current laws, please disclose why and what costs you will incur.

The Company has revised the disclosure in response to the Staff’s comment.
Stock Option Grants, page 75
3.	We note your disclosure indicates that the options granted had an exercise price equal to the “fair market value” of your common stock on the date of the grant. We, note however, that there was no trading market for your common stock during the period in which the options were granted. As such, please revise your disclosure to be consistent with paragraph J.17 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997).

The Company has revised the disclosure in response to the Staff’s comment. The Company supplementally advises the Staff that pursuant to Item 402 of Regulation S-K, the Company has recalculated the appreciated value of the options using an assumed initial public offering price of $14.50 per share (the midpoint of the range on the cover page of the prospectus).
The potential realizable value of each grant of options, calculated in accordance with Item 402 of Regulation S-K, is the product of: (a) the difference between (i) the product of the assumed initial public offering price ($14.50) and the sum of 1 plus the adjusted stock price appreciation rate (the assumed rate of appreciation (either 5% or 10%)

compounded annually over the term of the option) and (ii) the per share exercise price of the option ($1.87, which has been rounded down from $1.875 pursuant to the terms of our stock option plan); and (b) the number of securities underlying the grant at fiscal year end (13,334 for each named individual).
The calculation for the value of the options held by each of Angelo P. Lopresti and Timothy P.V. Mammen is as follows:
     At an assumed 5% rate of appreciation:
     [[$14.50 x (1 + 0.05)10] — 1.87] x 13,334 = $290,001
     At an assumed 10% rate of appreciation:
     [[$14.50 x (1 + 0.10)10] — 1.87] x 13,334 = $476,547
4.	We also note the disclosure you have added prior to the table that the options were granted at an exercise price equal to the fair market value on the date of the grant “unless our board of directors or compensation committee determines otherwise on the date of grant.” Given the quoted disclosure that you have added, it is unclear whether the option grants were indeed granted at an exercise price equal to the fair market value on the date of the grant. Please revise so that your disclosure in this regard is clear.

The Company has revised the disclosure in response to the Staff’s comment. The Company supplementally advises the Staff that the options included in the table were granted in September 2005 with an exercise price of $1.87 per share that was determined by the Company’s board of directors. Based upon an independent appraisal of the fair market value of the Company’s common stock as well as the Company’s internal analyses, the Company concluded that the fair market value of the Company’s common stock was $1.99 per share. Accordingly, the Company recorded in its Consolidated Financial Statements an expense with respect to these options of $0.12 per share, representing the difference between the deemed fair market value and the exercise price (all per share amounts have been restated to reflect the Company’s 2-for-3 reverse stock split which is to occur prior to completion of the offering).
Principal and Selling Stockholders, page 81
5.	From footnotes 16 and 22, it is unclear whether the selling shareholders currently hold the offered shares. The first sentence of the footnotes states when the offered shares were acquired. Later the footnotes say the offered shares underlie preferred stock that is not yet converted. Please clarify.

The Company has revised the disclosure in response to the Staff’s comment.
Certain Relationships and Related Party Transactions
Transactions with Dr. Valentin P. Gapontsev, page 86

6.	We note your revised disclosure in response to prior comment 7. Please tell us how your disclosure in your “Certain Relationships and Related Party Transactions” section is reconcilable to the amount set forth opposite your line item entitled “Employee and shareholder loans repaid” in your Consolidated Statements of Cash Flows for the nine months ended September 30, 2006 on page F-6.

In response to the Staff’s comment, the Company has revised the disclosure in “Certain Relationships and Related Party Transactions—Transactions with Dr. Valentin P. Gapontsev” to clarify that the notes receivable from Dr. Gapontsev were, in fact, discharged as described in “Certain Relationships and Related Party Transactions—Transactions with IP Fibre Devices” rather than repaid entirely in cash. The Company supplementally advises the Staff that the simultaneous termination of the IPFD credit facility and the cancellation of the note receivable from Dr. Gapontsev was primarily a non-cash transaction and is reflected in the line item entitled “Exchange of IP Fibre Devices credit facility for stockholder note” under “Supplemental Disclosures of Cash Flow Information” in the Company’s Consolidated Statement of Cash Flows for the nine months ended September 30, 2006 as an exchange at fair value totaling $4,614,000. The sum of the non-cash component of the exchange ($4,614,000) and the cash component discussed in (b) below ($357,000) is approximately $5.0 million, which is the amount disclosed in Amendment No. 4 to have been repaid by Dr. Gapontsev.

The Company supplementally advises the Staff that the $1,633,000 amount set forth opposite the line item entitled “Employee and shareholder loans repaid” under “Cash Flows from Investing Activities” in the Company’s Consolidated Statements of Cash Flows for the nine months ended September 30, 2006 reflects the repayment of the following employee and shareholder loans:
     (a) $55,000 from Dr. Valentin P. Gapontsev in January 2006 (representing a portion of the $136,000 of accrued interest for 2005 that was disclosed under “Certain Relationships and Related Party Transactions—Transactions with Dr. Valentin P. Gapontsev,” the entire amount of which was expensed in 2005 but $55,000 of which was paid in 2006);
     (b) $357,000 from Dr. Valentin P. Gapontsev in August 2006 (disclosed under “Certain Relationships and Related Party Transactions—Transactions with IP Fibre Devices”);
     (c) $1,033,000 from Mr. Vincent Au-Yeung in January 2006 (representing the sum of $786,000 in principal and $247,000 in interest, as disclosed under “Certain Relationships and Related Party Transactions—Director and Officer Loans”);
     (d) $180,000 from Mr. John H. Dalton in August 2006 (representing the sum of $150,000 in principal and approximately $30,000 in interest, as disclosed under “Certain Relationships and Related Party Transactions—Director and Officer Loans”); and
     (e) $61,000 from Mr. Robert A. Blair in August 2006 (representing a portion of the $69,490 in interest on Mr. Blair’s notes as disclosed under “Certain Relationships and Related Party Transactions—Director and Officer Loans,” the remainder of which was paid in 2005);

which was partially offset by an aggregate of $53,000 of loans made during 2006 to employees of the Company who were not directors or executive officers of the Company.

As discussed in the notes to the Consolidated Financial Statements, the issuance of the $440,000 note from Mr. Robert A. Blair in August 2006 disclosed under “Certain Relationships and Related Party Transactions—Director and Officer Loans” was a non-cash transaction related to Mr. Blair’s purchase of common stock of the Company in 2000. Accordingly, the repayment of the $440,000 note to the Company is reflected opposite the line item entitled “Repayment of note due from stockholder” under “Cash Flows From Financing Activities” in the Company’s Consolidated Statement of Cash Flows for the nine months ended September 30, 2006.
*  *  *  *

     If you should have any questions or comments about any of the items in this letter, please call me at (212) 294-2639 or Robert Ericson at (212) 294-6741.

Very truly yours,
/s/ David A. Sakowitz

David A. Sakowitz

cc:	Valentin P. Gapontsev, Ph.D.
Angelo P. Lopresti
   IPG Photonics Corporation
 Joseph H. Apke
   Deloitte & Touche LLP
 Robert W. Ericson
   Winston & Strawn LLP
 Robert G. Day
Adam M. Dinow
   Wilson Sonsini Goodrich & Rosati
Professional Corporation